QUARTERLY REPORT
for the period ended 31 March 2011

HIGHLIGHTS

FINANCIAL

-	Samson completed the sale of its interests in the Lookout Wash and Jonah fields located in the greater Green River basin in Wyoming and received US$6.3m at closing.

-	Samson’s realized prices for both natural gas and oil increased by 17.7% and 20.1% respectively.

-	Samson has recorded a closing cash balance for the quarter of US$73 million (A$71 million).

-
During the quarter the debt facility was reduced by US$0.6 million (current balance is US$9.5 million) and the cash resources available will enable the Company to be debt free when the debt facility matures and is repaid in May 2011.

OPERATIONAL

-
North Stockyard Field (Williams County, North Dakota) saw significant activity with the fracture stimulation of the Bakken formation in the Rodney 1-14H and the Earl 1-13H wells. The Rodney was put on production March 23rd; however as of report time the frac plugs had not been drilled out so the production potential has yet to be established. Initial production data from a limited portion of the wellbore is very encouraging and the well is performing as expected. Operations to fracture stimulate the Earl were underway and at report time 18 of the 20 stages had been pumped.

-
Drill site work commenced for the Everett #2-15H well (previously named the Harstad #2-15H) and the well is expected to spud in April 2011. This is the last 640 acre spaced Bakken well in the North Stockyard field. Plans are being formed to commence the in-fill drilling program.

-
Samson’s average net production from the North Stockyard Field for the quarter was 136 BOEPD. This includes production from both the Bakken and Bluell Formations and was lower than the previous quarter due to a tubing failure in the Gene well resulting in 31 days of downtime.

-
The 63 square mile North Platte 3-D seismic survey in the Hawks Springs Project, Goshen County, Wyoming has been processed and interpretation of the data continues and several prospects have been identified. In preparation for the forthcoming drilling program. Four well locations are in the process of being permitted to drill.

-
Samson has entered into a water supply contract for the Hawks Springs Project which will deliver 320,000 barrels per annum sufficient for the current year’s drilling program. Samson also has the ability to expand this contract to an additional 1.3 million barrels per annum to meet higher levels of fracture stimulation activity.

SAMSON OIL & GAS LIMITED
March 2011 Quarterly Report

DRILLING PROGRAMME 2011

North Dakota – Williston Basin – North Stockyard Project (Williams County) – Mississippian Bakken Formation
Samson 31% Average Working Interest in 6 sections
Samson is pursuing an infill Bakken program, which would see an additional three development wells drilled within the field. In addition Samson is looking to drill an appraisal well to evaluate the production performance of the Three Forks Formation.

Wyoming - Northern D-J Basin Hawk Springs Project (Goshen County) – Cretaceous Niobrara Formation
Samson has two contiguous areas in the Hawk Springs Project. One of the areas is a joint venture with a private company and is subject to the Halliburton Joint Venture (HJV). Post the completion of the Halliburton farmin, Samson will have a net 4,812 acres and outside of the HJV area Samson has a net 10,553 acres, amounting to total net acreage of 15,365 acres.

The recently acquired North Platte 3D seismic data is currently being interpreted and processed to evaluate both conventional targets and the unconventional target in the Niobrara Formation. The interpretation is largely complete and several prospects have been identified. These prospects are currently being reviewed for approval by the Joint Technical Team composed of representatives from Halliburton Samson and Mountain Energy. Four of these prospects are currently being permitted so that when the Joint Technical Team approves the recommended prospect, it will be ready to be drilled. The initial well is expected to be drilled as a vertical test of the deeper Permian and Pennsylvanian target levels. This exploratory well would then be plugged back and a horizontal well drilled into the Niobrara Formation which would be cased and fracture stimulated. The well is expected to spud towards the end of May or early June 2011. The vertical well will test two closed structural-stratigraphic traps with a total combined potential to recover 18 MMSTB. The vertical exploratory wellbore will be logged and the formation and the contained fluids sampled to investigate these two targets. Given that this investigative work is encouraging then a drilling program would be designed to exploit those intervals. Both conventional targets show considerable promise and are productive in the DJ Basin.

New Mexico – Western Permian Basin (Lea County) – State GC Oil and Gas Field
Samson 27% Working Interest
The Permian Bone Spring Formation in State GC#2 well will be fracture-stimulated as soon as a frac crew becomes available to the operator.

Texas – Onshore Gulf Coast Basin
Samson 100% Working Interest
Samson is anticipating drilling the Diamondback prospect by June 2011.

SAMSON OIL & GAS LIMITED
March 2011 Quarterly Report

PROJECTS

TEXAS – ONSHORE GULF COAST BASIN
Sabretooth Project
Samson 12.5% Working Interest
Production for the Davis Bintliff #1 well increased to 4.5 MMcf/D and 52.8 BOPD for the quarter.  Cumulative production to date is approximately 2.98 Bcf and 36,281 STB. Reserves for the well have been increased due to pressure build-up data and well performance.

Diamondback Prospect
Samson 100% Working Interest
The Diamondback #1 well is scheduled to spud by June 2011. The well will be located in Jefferson County, Texas approximately 9.5 miles south of the town of Fannett. The well has been permitted to a depth of 8,900 feet to test a bright spot anomaly in the prolific Oligocene Marginulina Frio sand.

NORTH DAKOTA –WILLISTON BASIN
North Stockyard Project
Samson various Working Interests
Samson has five producing wells and one well is undergoing fracture stimulation in the North Stockyard Field. These wells are located in Williams County, North Dakota, in Township 154 N Range 99 W.

1.
The Harstad #1-15H well (34.5% working interest) averaged 35 BOPD and 25 Mcf/d for the quarter from the Mississippian Bluell Formation. The well has performed as expected with a cumulative gross production of 85.3 MSTB.

2.
The Leonard #1-23H well (10% working interest, 37.5% after non-consent penalty) averaged 55 BOPD during the quarter. This well was drilled as a horizontal lateral into the highly productive middle member of the Bakken Formation. To date, the Leonard #1-23H well has produced approximately 78.3 MSTB and 78 MMcf.

3.
The Gene #1-22H well (30.6% working interest) was completed as a 5,500 foot horizontal well in the middle Bakken Formation. The Gene well has produced at an average daily rate of 154 BOPD and 210 Mcf/D whilst producing but experienced 31 days of downtime. The cumulative production to date is approximately 83.5 MSTB and 104 MMcf.

SAMSON OIL & GAS LIMITED
March 2011 Quarterly Report

4.
The Gary #1-24H (37% working interest) was completed in September 2010 using 20 frac stages. The well has averaged 212 BOPD and 429 Mcf/D during the quarter. The cumulative production to date is approximately 65 MSTB and 107 MMcf.

5.
The Rodney #1-14H (27% working interest) was fracture stimulated and put on line March 23rd. The cumulative production to date is approximately 5.7 MSTB and 8.3 MMcf. A workover rig is expected to be available the week of April 18th to drill out the 15 frac plugs and allow the well to flow to its full potential.

6.	Earl #1-13H (32% working interest) well was drilled in October and is currently undergoing the hydraulic fracture stimulation. The well to be on line by mid-April.

7.
The Everett #1-15H well will be the sixth Bakken well in our acreage and will be the next well in the North Stockyard Field in which Samson has an interest. The drill site is being prepared for a mid April spud.

Samson’s net average daily (after royalties) production rate for the quarter is set out below:

Well	Net Mcf/D	Net BOPD	Net BOEPD
Leonard #1-23H	0.0	4.2	4.2
Harstad #1-15H	6.6	9.2	10.3
Gene #1-22H	31.9	23.4	28.7
Gary #1-24H	121.5	60.0	80.3
Rodney #1-13H	0	12.8	12.8
Total	160	110	136

4BNEW MEXICO - WESTERN PERMIAN BASIN
State GC Oil and Gas Field
Samson 27% Working Interest
The State GC oil and gas field is located in Lea County, New Mexico, and includes two producing wells, which produced at an average rate of 41.4 BOPD and 83.7 Mcf/D. This rate is expected to increase after the Permian Bone Spring Formation interval in the State GC#2 well is fracture stimulated. This operation has been delayed because of the unavailability of a frac crew.

WYOMING- GREATER GREEN RIVER BASIN

Given the relatively poor price of natural gas compared to oil, our corporate objective is to have an emphasis on oil rather than gas. In line with that policy Samson has sold its 18.2% working interest in the Lookout Wash Field and its 21% working interest in the Jonah Field, with an effective date of January 1st, 2011.

10BWYOMING DENVER-JULESBURG (D-J) BASIN
Hawks Springs Project

Samson has received most of the processing volumes from its 63 square mile North Platte 3-D seismic survey in Goshen County, Wyoming. The conventional seismic data interpretation has been completed and around 24 prospects have been identified. Final processing products will be received by the end of April which will give Samson a detailed picture of the fracturing intensity and orientation beneath the 16,000 net acres it has under lease. The purpose of shooting the 3-D survey was to image and map fracture swarms within the Cretaceous Niobrara Formation so that proper well path trajectories are designed and drilled. A well trajectory perpendicular to fracturing will produce more hydrocarbons than a well trajectory parallel to the fracturing, because a well orientated in that direction will intersect more fractures. The 3-D seismic survey has also helped identify conventional-type prospects in the formations below the Niobrara. The initial Niobrara well is anticipated to be drilled towards the end of May or early June following the receipt of the final processing products, and approval from the Joint Technical Team and the contracting of a rig.

SAMSON OIL & GAS LIMITED
March 2011 Quarterly Report

Samson has two contiguous areas in the Hawk Springs Project. One of the areas is a joint venture with a private company and is subject to the Halliburton Joint Venture (HJV). Post the completion of the Halliburton farmin, Samson will have a net 4,812 acres and outside of the HJV area Samson has a net 10,553 acres, amounting to total net acreage of 15,365 acres.

Within the HJV area Samson will remain Operator; however, Halliburton will be providing project management services along with regular oil field services to effect the drilling, completion and fracture stimulation of the wells drilled.

PRODUCTION

The Gene #1-22H well experienced 31 days of operational downtime during the March quarter which contributed to the decrease in the oil production compared to the December quarter.  Production was also lower from the Gary #1-24H in the March quarter than compared to the December quarter; this production was in line with the expected production decline curve. The Rodney #1-14H well was on line and producing for nine days during the March quarter.

Gas production has decreased for the March quarter, following the sale on 30 March, 2011 of Samson’s interest in the Lookout Wash and Jonah properties.  The sale had an effective date of 1 January 2011.

	GAS Mcf	GAS A$	OIL Bbls	OIL A$	TOTAL A$
December Quarter*	145,860	516,461	19,224	1,417,566	1,934,027
March Quarter**	54,156	223,205	13,181	1,156,354	1,379,559

In some cases revenue is yet to be received and is therefore an estimate
*Average Exchange Rate for Dec Qtr A$: US$ 0.99
** Average Exchange Rate for Mar Qtr A$: US$ 1.00

Average commodity prices:

	GAS US$/Mcf	OIL US$/Bbl
December 2010 Quarter	$3.50	$73.00
March 2011 Quarter	$4.12	$87.72

FINANCIAL

Treasury management
Given that Samson’s business is conducted in the US, the Directors determined that the company’s cash balance should be maintained largely in that currency. In order to diversify the deposit risk, a treasury management policy was adopted such that the cash was distributed as follows:

Bank of the West (Samson’s trading bank)*	US$	11,642,604
Bank of New York Mellon*	US$	30,003,082
US Treasury’s (short dated)*	US$	14,997,900
National Australia Bank*	US$	10,004,745
National Australia Bank	A$	6,182,627

*Elsewhere in this document, US$ denominated cash balances have been translated to A$ at the exchange rate on 31 March 2011 of 1.0334 (A$:US$).

Hedges

Current hedging profile

The following hedges were in place during the quarter. A$31,000 was received from Macquarie Bank Limited, as counterparty to the hedges as a result of the CIG and Henry Hub gas prices falling below the put value.

SAMSON OIL & GAS LIMITED
March 2011 Quarterly Report

The mark to market value of all of the hedges at the end of the quarter was negative US$8,895 due to the recent increase in the oil price which has appreciated above the call price.

Oil – Ratio Collar priced at West Texas Intermediate

Date	Call/Put	Volume – barrels	Price – $ per Barrel
Dec 2009 – Dec 2011	Put	21,431	60.00
Dec 2009 – Dec 2011	Call	21,431	102.90

Natural Gas – Ratio Collar priced at Henry Hub

Date	Call/Put	Volume – mmbtu	Price – $ per MCF
Dec 2009 – Dec 2011	Put	125,149	4.75
Dec 2009 – Dec 2011	Call	125,149	6.15

Natural Gas – Ratio Collar priced at Colorado Interstate Gas

Date	Call/Put	Volume – mmbtu	Price – $ per MCF
Dec 2009 – Dec 2011	Put	440,884	4.25
Dec 2009 – Dec 2011	Call	440,884	5.80

Loan Facility

During the quarter, the Company repaid US$600,000 of its outstanding debt facility.

Date	US$ Balance	Spot Rate (A$:US$)	A$ Equivalent
31 December 2010	10,186,248	1.0163	10,022,875
31 March 2011	9,586,247	1.0334	9,276,414

The Company’s cash position at 31 March 2011 was as follows:

A$ (‘000’s)
Cash at bank and on deposit	:	70,677
70,677

For and on behalf of the Board of	For further information please contact
SAMSON OIL & GAS LIMITED	Denis Rakich, Company Secretary, on 08 9220 9882

TERRY BARR Managing Director 15 April 2011
Information contained in this report relating to hydrocarbon reserves was compiled by the Managing Director of Samson Oil & Gas Ltd., T M Barr a Geologist who holds an Associateship in Applied Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.

SAMSON OIL & GAS LIMITED
March 2011 Quarterly Report

Rule 5.3
Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97, 1/7/98, 30/9/2001, 01/06/10.

Name of entity
SAMSON OIL & GAS LIMITED

ABN	Quarter ended (“current quarter”)
25 009 069 005	31 March 2011

Consolidated statement of cash flows
Cash flows related to operating activities		Current quarter $A’000	Year to date ( nine months) $A’000
1.1	Receipts from product sales and related debtors	1,268	4,965

1.2	Payments for (a) exploration & evaluation	(309)	(5,325)
	(b) development	(487)	(5,009)
	(c) production	(325)	(1,328)
	(d) administration	(1,099)	(4,032)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	131	269
1.5	Interest and other costs of finance paid	(224)	(750)
1.6	Income taxes paid	(2,316)	(7,061)
1.7	Other (provide details if material)
	Cash received from fixed forward gas swap	31	156

	Net Operating Cash Flows	(3,330)	(18,115)

	Cash flows related to investing activities
1.8	Payment for purchases of: (a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	(107)	(107)
1.9	Proceeds from sale of: (a) prospects	6,228	87,158
	(b) equity investments	-	52
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-

	Net investing cash flows	6,121	87,103
1.13	Total operating and investing cash flows (carried forward)	2,791	68,988
1.13	Total operating and investing cash flows (brought forward)	2,791	68,988

SAMSON OIL & GAS LIMITED
March 2011 Quarterly Report

	Cash flows related to financing activities
1.14	Proceeds from issues of shares, options, etc.	920	4,253
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	(597)	(1,867)
1.18	Dividends paid	-	-
1.19	Other (provide details if material)	-	(277)
	Net financing cash flows	323	2,109

	Net increase (decrease) in cash held	3,114	71,097

1.20	Cash at beginning of quarter/year to date	68,680	6,906
1.21	Exchange rate adjustments to item 1.20	(1,117)	(7,326)
1.22	Cash at end of quarter	70,677	70,677

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities
		Current quarter $A'000

1.23	Aggregate amount of payments to the parties included in item 1.2	110

1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25	Explanation necessary for an understanding of the transactions
Monies paid to directors for salary and fees

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

SAMSON OIL & GAS LIMITED
March 2011 Quarterly Report

Add notes as necessary for an understanding of the position.

		Amount available $A’000	Amount used $A’000
3.1	Loan facilities	9,276	9,276

3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter
		$A’000
4.1	Exploration and evaluation	300

4.2	Development	1,620

4.3	Production	379

4.4	Administration	1,048

	Total	3,347

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A’000	Previous quarter $A’000
5.1	Cash on hand and at bank	1,624	1,846

5.2	Deposits at call	69,053	66,834

5.3	Bank overdraft	-	-

5.4	Other (provide details)	-	-

	Total: cash at end of quarter (item 1.22)	70,677	68,680

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed

6.2	Interests in mining tenements acquired or increased

SAMSON OIL & GAS LIMITED
March 2011 Quarterly Report

Issued and quoted securities at end of current quarter
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	Preference +securities (description)

7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions

7.3	+Ordinary securities	1,724,810,149	1,724,810,149

7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	60,221,985	60,221,985

7.5	+Convertible debt securities (description)

7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted

7.7	Options			Exercise price	Expiry date
	(description and	6,500,000	-	45c	31.05.2011
	conversion factor)	5,379,077	-	30c	10.10.2012
		2,000,000	-	25c	11.05.2013
		271,200,648	271,200,648	1.5c	31.12.2012
		1,000,000	-	20c	20.11.2013
		29,000,000	-	8c	31.10.2014
		32,000,000	-	8c	31.12.2014

7.8	Issued during quarter	32,000,000	-	8c	31.12.2014

7.9	Exercised during quarter	60,221,985	-	1.5c	31.12.2012

7.10	Expired during quarter

7.11	Debentures (totals only)

7.12	Unsecured notes (totals only)

SAMSON OIL & GAS LIMITED
March 2011 Quarterly Report

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2	This statement does /does not* (delete one) give a true and fair view of the matters disclosed.

Sign here:		Date: 15 April 2011
(Company secretary)

Print name:	Denis Rakich

Notes

1
The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2
The “Nature of interest” (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3	Issued and quoted securities. The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4	The definitions in, and provisions of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

5
Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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